UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

BayCom Corp
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
07272M107
(CUSIP Number)

May 8, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07272M107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
752,273

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
752,273

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
752,273

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 10,791,127 shares of common stock, no par value per share (“Common Stock”) outstanding, as reflected in the Issuer’s Prospectus dated May 3, 2018, as filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on May 4, 2018 (indicating that the total amount of Common Stock outstanding after the Issuer’s public offering of 2,851,218 shares of Common Stock, and the full exercise of the underwriters’ over-allotment option of 427,682 additional shares of Common Stock, would be 10,791,127 shares), and the Issuer’s May 8, 2018 Press Release, as filed by the Issuer with the SEC on a Form 8-K dated May 8, 2018 (indicating that the public offering had closed and the underwriters had fully exercised their option to purchase additional shares in the over-allotment).

CUSIP No. 07272M107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
752,273

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
752,273

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
752,273

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based on 10,791,127 shares of Common Stock outstanding, as reflected in the Issuer’s Prospectus dated May 3, 2018, as filed by the Issuer with the SEC on May 4, 2018 (indicating that the total amount of Common Stock outstanding after the Issuer’s public offering of 2,851,218 shares of Common Stock, and the full exercise of the underwriters’ over-allotment option of 427,682 additional shares of Common Stock, would be 10,791,127 shares), and the Issuer’s May 8, 2018 Press Release, as filed by the Issuer with the SEC on a Form 8-K dated May 8, 2018 (indicating that the public offering had closed and the underwriters had fully exercised their option to purchase additional shares in the over-allotment).

CUSIP No. 07272M107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Sidecar Fund, Series LLC – Small Financial Equities Series

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
645,322

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
645,322

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,322

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 10,791,127 shares of Common Stock outstanding, as reflected in the Issuer’s Prospectus dated May 3, 2018, as filed by the Issuer with the SEC on May 4, 2018 (indicating that the total amount of Common Stock outstanding after the Issuer’s public offering of 2,851,218 shares of Common Stock, and the full exercise of the underwriters’ over-allotment option of 427,682 additional shares of Common Stock, would be 10,791,127 shares), and the Issuer’s May 8, 2018 Press Release, as filed by the Issuer with the SEC on a Form 8-K dated May 8, 2018 (indicating that the public offering had closed and the underwriters had fully exercised their option to purchase additional shares in the over-allotment).

CUSIP No. 07272M107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Financial Services Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
106,951

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
106,951

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,951

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 10,791,127 shares of Common Stock outstanding, as reflected in the Issuer’s Prospectus dated May 3, 2018, as filed by the Issuer with the SEC on May 4, 2018 (indicating that the total amount of Common Stock outstanding after the Issuer’s public offering of 2,851,218 shares of Common Stock, and the full exercise of the underwriters’ over-allotment option of 427,682 additional shares of Common Stock, would be 10,791,127 shares), and the Issuer’s May 8, 2018 Press Release, as filed by the Issuer with the SEC on a Form 8-K dated May 8, 2018 (indicating that the public offering had closed and the underwriters had fully exercised their option to purchase additional shares in the over-allotment).

CUSIP No. 07272M107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Financial Services GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
106,951

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
106,951

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,951

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 10,791,127 shares of Common Stock outstanding, as reflected in the Issuer’s Prospectus dated May 3, 2018, as filed by the Issuer with the SEC on May 4, 2018 (indicating that the total amount of Common Stock outstanding after the Issuer’s public offering of 2,851,218 shares of Common Stock, and the full exercise of the underwriters’ over-allotment option of 427,682 additional shares of Common Stock, would be 10,791,127 shares), and the Issuer’s May 8, 2018 Press Release, as filed by the Issuer with the SEC on a Form 8-K dated May 8, 2018 (indicating that the public offering had closed and the underwriters had fully exercised their option to purchase additional shares in the over-allotment).

Item 1. (a)      Name of Issuer

BayCom Corp

Item 1. (b)      Address of Issuer’s Principal Executive Offices

BayCom Corp
 500 Ygnacio Valley Road, Suite 200
Walnut Creek, CA 94596

Item 2. (a)      Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Sidecar Fund, Series LLC – Small Financial Equities Series (“EJF Sidecar Series SFE”);
(iv)	EJF Financial Services Fund, LP (the “Financial Services Fund”); and
(v)	EJF Financial Services GP, LLC.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b)      Address of Principal Business Office or, if None, Residence

The address of the principal business office of each reporting person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)      Citizenship

See Item 4 of the attached cover pages.
Item 2. (d)      Title of Class of Securities

Common Stock, no par value (“Common Stock”)

Item 2. (e)      CUSIP Number

07272M107

Item 3.

Not Applicable.

Item 4.            Ownership
(a)        Amount beneficially owned:

            See Item 9 of the attached cover pages.

(b)        Percent of class:

            See Item 11 of the attached cover pages.

(c)        Number of shares as to which such person has:

             (i)     Sole power to vote or to direct the vote:

                      See Item 5 of the attached cover pages.

             (ii)    Shared power to vote or to direct the vote:

                      See Item 6 of the attached cover pages.

             (iii)   Sole power to dispose or to direct the disposition:

                      See Item 7 of the attached cover pages.

             (iv)   Shared power to dispose or to direct the disposition:

                      See Item 8 of the attached cover pages.

EJF Sidecar Series SFE is the record owner of the number of shares of Common Stock shown on Item 9 of its respective cover page.

The Financial Services Fund is the record owner of the number of shares of Common Stock shown on item 9 of its respective cover page.

EJF Financial Services GP, LLC is the general partner of the Financial Services Fund and an investment manager of certain affiliates thereof and may be deemed to share beneficial ownership of the shares of Common Stock of which the Financial Services Fund is the record owner.

EJF Capital LLC is the managing member of EJF Sidecar Series SFE (and the investment manager of an affiliate thereof) and the sole member of EJF Financial Services GP, LLC, and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Sidecar Series SFE is the record owner and the shares of Common Stock of which EJF Financial Services GP, LLC may share beneficial ownership.

Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.           Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.           Identification and Classification of Members of the Group

Not Applicable.

Item 9.           Notice of Dissolution of Group

Not Applicable.

Item 10.         Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2018

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SMALL FINANCIAL EQUITIES SERIES

By: Its:	EJF CAPITAL LLC Managing Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES FUND, LP

By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Sidecar Fund, Series LLC – Small Financial Equities Series, a Delaware separate series limited liability company, EJF Financial Services Fund, LP, a Delaware limited partnership, and EJF Financial Services GP, LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  May 14, 2018

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SMALL FINANCIAL EQUITIES SERIES

By: Its:	EJF CAPITAL LLC Managing Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES FUND, LP

By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer